EXHIBIT 2

SCHEDULE A

 Transactions during the past 60 days

	Transaction	Nature of		Weighted Average Price	Price Range
Name	Date	Transaction	Quantity	Per Share*	Minimum	Maximum
NEA Investment Holdings CF, LLC	July 2, 2026	Open Market Sale	11,830	$24.18096	$23.70	$24.68

*The Reporting Persons undertake to provide to the SEC staff, upon request, full information regarding the number of shares purchased at each price within the ranges set forth in the table above.